April 11, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Mr. William E. May
Executive Vice President and Principal Financial Officer
Too, Inc.
8323 Walton Parkway
New Albany, Ohio 43054


		RE:	Too, Inc. Item 4.02 Form 8-K filed April 8, 2005
			File No.  1-14987


Dear Mr. May:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

	Please amend your report to disclose the amount of the restatement for the specific periods involved.

	You should file an amendment in response to this comment on or before April 18, 2005.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-
7781.

							Sincerely,



							Anthony Watson
						Staff Accountant



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April 11, 2005
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